

December 13, 2012

<u>Via E-mail</u>
Mr. Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546

> **Re:** **Baserri Outdoors Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 19, 2012**
> **File No. 024-10333**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

1. We note that you indicate a response of "N/A" to numerous Items in Part I. Please revise your disclosure to provide complete, affirmative responses to these items, and to the extent that you believe an item to not be applicable, please include a statement explaining why the item would not apply.

Item 1. Significant Parties, page

2. Please include the business and residential addresses of the individuals listed in response to this item.

3. In response to Item 1(f) of Form 1-A, you have identified "Baserri Outdoors Group, Inc." as the promoter of the issuer. Please refer to the definition of promoter in Rule 405 under the Securities Act of 1933 and revise your disclosure accordingly. We make a similar

observation with respect to your response to Item 1(g).

4. Please identify counsel to the company, including its business and residential address as required by Item 1(h) of Form 1-A. In addition, please provide us with the legal opinion of counsel regarding the legality of the securities covered by the offering statement. The opinion should also be filed as an exhibit to offering statement. Refer to Part III, Item 2(11) of Form 1-A.

Item 4(b). Jurisdictions in Which Securities Are to be Offered, page 2

5. Please revise your disclosure to indicate the method by which the securities are to be offered, or whether they have already been offered, in the State of Texas.

Item 8. Relationship with Issuer of Experts Named in Offering Statement, page 2

6. If true, please confirm that all market and industry data included in your disclosure represents information that was not commissioned by you for use in the offering statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. In this regard, we note your "Our Industry" discussion on pages 7 and 16 of the offering statement.

Offering Circular

7. We note that the first two legends included on the outside over of the offering circular, are required to be included when the offering statement is prepared pursuant to Model A (Refer to Part II of Form 1-A). We note, however, that the rest of the disclosures in the offering statement appear to have been organized pursuant to a combination of requirements in both Model B and Part I of Form S-1. Please advise, and to the extent necessary, revise your disclosures throughout the offering statement to materially comply with the requirements of the specific model you have selected for purposes of this filing.

8. Please also note that the subheadings and page number preceding our comments below are intended to help you find the substantive disclosure that we are commenting on. When you revise your filing to clearly comply with Model A, Model B or Part I of Form S-1, you may need to organize your information in a different order or using other subheadings. When you file your response, please ensure that you identify for us where you have made revisions to your disclosures in response to our comments.

9. When you revise your filing to clearly comply with Model A, Model B or Part I of Form S-1, please avoid repeating whole sections of your document. For example, we note that you currently provide a section entitled "Vertical Integration" on pages 6 and 15; "Our Industry", including "2009 Firearms Manufactured" and "Manufacturers' Sales, Exports and Imports" beginning on pages 7 and 16; and somewhat inconsistent discussions of your growth strategies under "Baserri Shotguns' Growth Strategies" on page 10 and "Our Strategy" on

page 18.

Cover Page

10. Please revise the second paragraph of your disclosure to indicate that:
   - you are offering up to 833,334 shares of Class A common shares on a best efforts, minimum/maximum basis, with a minimum offering amount of 166,667 shares;
   - the minimum amount required for an investment is 50 shares (refer to page 21 disclosure);
   - the shares will be offered by your officers, directors and employees without compensation; and
   - if the minimum offering amount is not reached during the offering period, all of the offering proceeds deposited in the non-interest bearing account at Transfer Line will be return to the investors.

11. Please disclose here the length of the offering period. Based on your disclosure in the last paragraph on page 11, it is unclear whether the offering period may be extended beyond the one year term. In this regard, please refer to Rules 251(d)(3) and 415(a)(2), limiting the offering period to two years. Please revise your page 11 disclosure to state correctly the full term of the offering period.

12. Please include here a tabular presentation of the minimum and maximum offering proceeds similar to the one required by Item 2(a) of Model B. Please consider disclosing the aggregate offering proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. In addition, please disclose the amount of offering expenses to be borne by you.

13. Please remove your statement in bold capital letters that the offering circular is available in your website. We were unable to locate it anywhere in your website.

14. Please ensure that the legend set forth in Item 501(b)(7) of Regulation S-K, is complete. Refer to Example B in this item.

15. Please include disclosure indicating the approximate date of commencement of the proposed sale to the public.

16. We note the exhibit list following the Table of Contents. In accordance with Part III of Form 1-A, please include as part III of the offering circular an exhibit index, which should also include the following documents:
   - any materials contract (refer to Items 2(6) and 2(8) of Part III of Form 1-A); in this regard we note that the October 15, 2012 Asset Purchase Agreement included in your submission of the offering circular, should be included in the exhibit index as an exhibit;
   - escrow agreement with Transfer Line (refer to Item 2(9) of Part III of Form 1-A);
   - legality opinion (refer to Item 2(11) of Part III of Form 1-A);

- sales materials (refer to Item 2(12) of Part III of Form 1-A and the third paragraph of your "Plan of Distribution" disclosure on page 11 indicating use of newspapers as magazine advertisements as sales materials);
- "Test the Water" materials (refer to Item 2(12) of Part III of Form 1-A), representing written documents or broadcast script used under the authorization of Securities Act Rule 254.

Please note that all such documents must be filed as exhibits with the offering statement.

Summary, page 5

General

17. Please tell us why dilution disclosure would not be required to be provided. Refer to Item 3(b) of Model B and Item 506 of Regulation S-K.

18. In describing your business and your products, please refrain from using defined terms which meaning is not explained in the filing, or different font sizes. Your disclosure should use clear, concise and understandable terms to help investors in assessing your business. For example, it is unclear what the intended meaning of the following terms is: "Global Firearms market," "C&C production capability" (see page 16), "FFL dealer" (see page 19). Please refer to Securities Act Rule 421.

The Company, page 5

19. Briefly disclose the company's operating history by identifying the year of incorporation, and the business activities conducted at the company's principal place of business. In this regard we note that in your website you state that your shotguns are manufactured in Brescia, Italy. Online publications indicate that you are an importer of guns manufactured by FabArm in Brescia, Italy (refer to online publication "ShotBusiness" titled "Baserri Shotguns Hires Two Manufacturer's Rep Group," and a November 10, 2010 article in "Shotgun Life"). Please note that Securities Act Rule 251(a)(1) requires that the issuer conducting a Regulation A offering, must have its principal place of business in the United States or Canada. We may have additional comments following the review of your response.

20. To the extent you have a manufacturing agreement with a producer, please disclose the pertinent terms of the arrangement including the name of the producer, the duration of the agreement, annual quantities to be produced, location of the producer's facilities, etc.

21. Disclose where you currently sell your products and provide information on the volume of sales by geographic region.

22. Briefly explain here the nature of the transaction covered by the October 15, 2012 Asset Purchase Agreement as well as your affiliation with Baserri Shutguns, LLC. Please expand your "Business" and/or "Management Relations, Transactions and Remuneration" discussion

to disclose the material provisions of the asset purchase agreement and the effect that this transaction has had on our business. For example, please explain whether the payment of the $1.2 million as consideration for the assets has been paid and how the company was able to finance such payment. Refer to Section 2.3 of the asset purchase agreement.

23. Throughout the offering circular you make statements such as that you aligned with "Europe's top gun makers;" that Baserri Shotguns' "unique qualities" have been recognized by national and regional writers;" that compared to Baserri, "[n]o other barrel has the same performance," or that "Baserri will unite the old world talents of some of Spain's greatest gun makers with new technology and economies of scale to launch four brands into four unique parts of the overall market." Please revise these statements throughout the offering statement to provide an objective standard against which such statements may be evaluated. Please note that the list of examples provided above is not meant to be exclusive.

24. We note your Erio model will include a "rubberized camo finish" for water fowlers. Based on our review of publicly available information, it appears that other manufacturers in your industry use carbon fiber hydrographic film technology to provide a camo finish to their products. To help investors understand why the use of "rubberized camo finish" renders your product superior to your competitors, please revise your disclosure to provide a brief explanation of the performance characteristics of rubberized camo finish and how it compares to the fiber hydrographic film technology used by your competitors.

25. We note your disclosure on page six of your document regarding your extended choke tubes. Please provide support for your exclusivity assertion regarding the use of steel shot. Publicly available resources reveal that several others in your industry who produce chokes which are similarly rated for those levels of constriction. It appears you should modify this disclosure.

Vertical Integration, page 6

26. As it appears that the due diligence process related to the acquisitions may not be complete and that no agreements have been entered into, please clearly and prominently disclose that there is no assurance that you will actually complete any of these acquisitions.

27. Please note that you must have a reasonable basis to believe that an anticipated event or future performance will actually occur for it to be included in your offering statement. While we note the presence of the letters of intent, we also note that the due diligence process related to these acquisitions may not have commenced or is still ongoing, and that no agreements related to these acquisitions have been entered into. It is unclear from your disclosure what the business reasons for these established gun manufacturers would be in pursuing an acquisition with Baserri. While you anticipate using some of the offering proceeds to finance these acquisitions, you provide no disclosure related to the cost of the assets to be acquired. Based on your current operating results, it is unclear how you will be able to finance these acquisitions if the offering proceeds prove to be insufficient. Based on the foregoing, please de-emphasize your disclosures related to these potential acquisitions by

eliminating or significantly reducing discussions related to new product lines, integration and synergies, forecast of manufacturing capacity following the acquisitions, and distribution/marketing initiatives. Please modify your disclosures to accurately describe the nature of the three letters of intent, including a brief description of the business conducted by the three acquisition targets and the basis for their market positions identified on page 16 of the disclosure. We may have additional comments following the review of your response.

28. Your disclosure on page seven states that you will have the manufacturing and machinery capacity to produce 10,000 units in one shift. Please clarify this disclosure including how you define a "unit."

Our Industry, page 7

29. Where you include factual statements about your industry, please identify the information source(s) serving as basis for your disclosure such as general articles or another source, including the year when the industry report/publication became available. If this information is based upon management's belief, please indicate that this is the case. In this regard, it is unclear what the basis for most of your disclosure in the first three paragraphs is. In addition, if the term "ATF" stands for the Federal Bureau of Alcohol, Tobacco, Firearms and Explosives, please provide the full definition in your disclosure.

Our Solution

30. Please revise your disclosure to provide a more detailed view of your business. For example, it is not readily apparent what "flexibility" you intend to leverage to expand your market share. Also, with a view towards disclosure, explain to us how you have been able to deliver a high caliber product for a fraction of the amount charged by your competitors (we refer to your website statements in the "Experience the Hunt through the Gun" page). Please refrain from using generic and broad disclosure when describing your business model. In this regard we note your statement that one of the major factors to enhance your success is your "ability to maintain [y]our small footprint to keep [y]our profitability models accurate." Please advise or revise accordingly.

Competitive Advantages, page 9

31. Please provide support for your statement that you have a lean operating structure which in turn provides your business with scalability.

Baserri Shotguns' Growth Strategies, page 10

32. With a view towards disclosure, please tell us how you select the dealers comprising the Baserri Deal Network, the type of arrangement that you currently have in place with these dealers and briefly describe the material terms of these arrangements.

Plan of Distribution, page 11

33. Please disclose whether your officers, directors and employees who will be offering and selling the shares are registered as a broker-dealer pursuant to Section 15 of the Exchange Act. To the extent that they will rely upon the "safe harbor" provisions of Exchange Act Rule 3a4-1, which provides an exemption from the broker-dealer registration requirements of the Exchange Act, please disclose sufficient facts which will satisfy the elements of Rule 3a4-1.

34. In the sixth paragraph please revise your disclosure to state that the funds in the escrow will be held for the benefit of the subscribers until released to the company or returned to the subscribers in the event that the minimum offering amount is not reached during the offering period. Briefly describe the material terms of the escrow agreement.

Risk Factors, page 12

35. Please include risk factor disclosure addressing the risks imposed on your business if you are unable to complete the acquisitions with the three Spanish gun manufacturers.

Our performance is influenced by a variety of economic, social, political factors, page 12

36. The last sentence in the first paragraph of this risk factor suggests that changes in economic conditions may not present a risk to your business. Please revise your disclosure to focus on factors that are unique to your business and that may have a material impact to your results of operations.

We are subject to extensive regulation, page 13

37. To the extent you are required to obtain a license to carry on your business operations, please provide adequate disclosure and state whether you are currently in compliance with any certification requirements.

38. It is unclear how gun control laws present a risk to your business given your disclosure that even countries with strict gun control laws do not appear to limit the use of shotguns. Please advise or revise.

If we fail to attract and retain our key personnel, our ability to meet our business goals will be impaired…, page 13

39. You disclose that all senior leadership members have an equity stake in the company. As such, it is unclear whether your "Principal Stakeholders" disclosure on page 22 is incomplete or whether it indicates that you have no equity holders. Please advise or revise accordingly.

Alan Thompson
Baserri Outdoors Group, Inc.
December 13, 2012
Page 8

Business and Properties, page 14

General

40. Disclosure with respect to the items noted below appears to be missing:
   - estimated amount spent during the last two fiscal years on R&D activities due to your "careful and deliberate focus" on such activities (Item 6(a)(1)(iii) of Model B and Item 101(h)(4)(x) of Regulation S-K);
   - the number of employees (Item 6(a)(1)(iv) of Model B and Item 101(h)(4)(xii) of Regulation S-K); and
   - description of properties (Item 7 of Model B and Item 102 of Regulation S-K).

   Please revise your disclosure accordingly. To the extent applicable, please tell us what consideration you have given to providing Item 101(h)(4)(vii) of Regulation S-K disclosure related to the "patented curved side technology" you discuss in the third bullet point on page 6.

Products and Services, page 15

41. We note your disclosure in the first full paragraph on page 16. Please expand your disclosure to describe your current manufacturing facilities, including location and capabilities.

Offering Price Factors, page 19

42. Please disclose the valuation methodology pursuant to which you determined the offering share price.

Use of Proceeds, page 19

43. Please tell us whether the purposes for which you intend to use the offering proceeds have been listed in the order of priority. Please revise your disclosure to include a tabular disclosure of your use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Please ensure to disclose the cost of assets you intend to acquire in connection with the acquisitions discussed in the offering statement.

Description of Securities, page 20

44. To the extent material and applicable, briefly describe potential liabilities imposed on shareholders under Texas law. Refer to Item 12(a)(2) of Model B.

Options

45. Please reconcile your disclosure that there are no outstanding options, with your Capitalization disclosure on page 20 stating that you have reserved 3,499,665 shares to meet conversion requirements or for issuance upon exercise of options, warrants or rights.

Officers and Key Personnel, page 21

46. Please revise each of the officer's and director's biographical information to identify the time period during which such officer or director carried on a specific occupation. Please also briefly describe the type of business carried on by Exousia in Mr. Rodgrigue's biography to give investors more insight into his business experience. Please also clarify whether there is any family relationship between any of the officers and directors.

47. Please include disclosure related to the Remuneration of Directors and Officers. Refer to Item 9 of Model B and Item 402(l) of Regulation S-K.

Management Relations, Transactions and Remuneration, page 22

48. Please provide disclosure in accordance with Item 11 of Model B or Item 404 of Regulation S-K, or otherwise tell us why disclosure would not be required.

Financial Statements, page 24

General

49. Please modify your document to provide a complete set of financial statements which includes a Statement of Shareholder's Equity. In addition, please provide a complete set of financial statement footnotes which include your summary of significant accounting policies and details of significant balance sheet accounts.

50. Please provide interim financial information with your next amendment, which is as of a date within 180 days of your filing or qualifying date.

Balance Sheet, page 24

51. Please explain to us how you can have continuing operations without any accounts payable at December 31, 2011.

Statements of Income, page 25

52. We note elsewhere in your document that you began selling your products in August 2010. We note at December 31, 2010, you have no balances for inventory or accounts receivable and virtually no cash at year end. Please explain to us how you were able to have your level of sales and cost of sales depicted in your income statement without having any inventory or accounts receivable balances and minimal cash at year end.

53. Similarly, please explain to us how you achieved your level of 2011 sales activity without any beginning inventories.

54. It appears your level of operations for both years presented exceeds your capitalization. Please explain how you were able to achieve your depicted results of operations without

Alan Thompson
Baserri Outdoors Group, Inc.
December 13, 2012
Page 10

borrowings or contributed capital.

55. Please provide your inception date in the header of your 2010 financial statement information.

Management's Discussion and Analysis of Certain Relevant Factors, page 27

Results of Operations, page 27

56. Please provide comparative results of operations discussion and analysis for years 2011 and 2010. In particular, please discuss why your sales for the full year 2011 are approximately equal to your partial year 2010.

57. Your disclosure indicates your operations were interrupted in 2012 relating to a disruption with your manufacturer. Please provide a current status update regarding your manufacturing capabilities in your disclosure. Your disclosure appears to indicate you will be producing from facilities that you have yet to acquire. If true, please clearly disclose that you do not have any manufacturing capability at the present time.

Signatures

58. Please have the offering statement separately signed by the CEO, CFO and the majority of the members of the board. Refer to Instruction 1 to Signatures in Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alan Thompson
Baserri Outdoors Group, Inc.
December 13, 2012
Page 11

       We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

       You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director